Exhibit 99.1

NEWS RELEASE
FOR IMMEDIATE RELEASE
May 5, 2005

Extendicare Inc. Achieves Record Medicare Census in First Quarter Results

•	Q1 health care earnings of $0.26 per diluted share

•	Consolidated EBITDA margin of 12.1%; U.S. operations EBITDA margin of 13.6%

•	U.S. Medicare census increases to 18.8%

•	U.S. nursing home occupancy increases to 93.8%

MARKHAM, ONTARIO (TSX: EXE.MV and EXE.SV; NYSE: EXE). Extendicare Inc. today reported 2005 first quarter net earnings of $18.2 million ($0.26 per diluted Subordinate Voting Share) compared to $28.3 million ($0.40 per diluted Subordinate Voting Share) in the 2004 first quarter, which included an after-tax gain of $10.7 million ($0.16 per diluted share) on the sale of assets. Earnings from health care operations prior to the undernoted items rose to $18.4 million ($0.26 per diluted share) compared to $15.2 million ($0.21 per diluted share) in the 2004 first quarter.

The following table illustrates the components of the Company’s net earnings for the first quarter periods ended March 31, 2005 and 2004.

		Three months ended March 31
Components of Earnings (Loss) (1)	2005		2004
	After	Diluted	After	Diluted
(thousands of Canadian dollars except per share amounts)	-tax	EPS (2)	-tax	EPS (2)

Health care operations before undernoted (1)	18,398	$0.26	15,165	$0.21
Valuation adjustment on interest rate caps	(968)	(0.01)	–	–
Gain from asset disposals, impairment and other items	127	–	10,722	0.16

	17,557	$0.25	25,887	$0.37
Share of equity accounted earnings	606	0.01	2,452	0.03

Net earnings	18,163	$0.26	28,339	$0.40

(1) Refer to discussion of non-GAAP measures.
(2) Diluted earnings per common share prior to the Subordinate Voting Share preferential dividend.

Diluted Earnings per Share (3)		Q1/05		Q1/04

Subordinate Voting Share		$0.26		$0.40
Multiple Voting Share		$0.24		$0.40

(3) After giving effect to the Subordinate Voting Share preferential dividend of $0.025 in Q1/05, and nil in Q1/04

“Extendicare’s U.S. operations continue to successfully execute our sales strategy, achieving record Medicare census levels,” said Mel Rhinelander, Extendicare Inc.’s President and Chief Executive Officer. “We are also very pleased with the operational performance of the newly acquired Assisted Living Concepts portfolio. As we look ahead, we see extensive internal growth opportunities, which will further enhance shareholder value.”

Extendicare Health Services, Inc.’s (EHSI) Medicare patient census on a same-facility basis increased to 18.8% of total nursing home census in the 2005 first quarter compared to 17.2% in the 2004 first quarter, and EHSI’s average daily Medicare patient census rose 12% to 2,433. Nursing home occupancy, on a same-facility basis, rose during the 2005 first quarter to 93.8% compared to 91.4% in the 2004 first quarter.

Extendicare completed the acquisition of Assisted Living Concepts, Inc. (ALC) on January 31, 2005. The integration is proceeding smoothly and Extendicare expects the acquisition to perform better than the previously anticipated annualized US$34.0 million of EBITDA by the third quarter of 2005. For the two months ended March 31, 2005, ALC achieved revenue of $35.7 million (US$29.1 million) and EBITDA of $6.6 million (US$5.4 million). The Company is in the process of, and will complete by the end of 2005, the valuation of ALC’s net assets acquired. Finalization of the valuation may alter the preliminary purchase price allocation along with the resulting depreciation and amortization.

EHSI’s Phase I new build program has already completed six of the seven projects, adding 111 assisted living units and 38 nursing home beds. Phase II is underway with an additional 276 assisted living units expected to open between spring 2005 and fall 2006. Phase III will take advantage of the expansion opportunities existing at ALC. EHSI’s preliminary examination of the expansion potential of ALC’s portfolio indicates an immediate demand across 35% of the portfolio for an incremental 500 units in markets where the facilities are already operating at full capacity. It is still too soon to provide additional details at this time, but the Company expects to be able to announce more definitive plans by the end of August 2005.

The industry is still waiting for the Centers for Medicare and Medicaid Services (CMS) to issue its report on the Resource Utilization Groups (RUGs) refinement. CMS is expected to make its recommendation shortly, after which there will be a 60-day comment period. The current funding formula will remain in place until October 1, 2005. Nursing home providers are working closely with industry associations to ensure CMS is aware that any cuts made to Medicare will be detrimental to the health of the industry and the quality of patient care.

Finalization of the State of Pennsylvania’s supplemental provider tax plan in the 2005 first quarter resulted in retroactive incremental earnings before income tax of $3.8 million (US$3.2 million), related to the July 1, 2003 to December 31, 2004 period. The Company reported prior year Medicaid funding of $20.2 million (US$16.5 million) in the quarter substantially offset by prior year costs of $16.4 million (US$13.3 million). The cash receipt and payment of these amounts will occur in the second quarter of 2005, and therefore, are reported as outstanding accounts receivable and accrued liabilities at the end of March 2005.

Quarters ended March 31, 2005 and March 31, 2004

Revenue grew by 13.6% to $488.1 million in the 2005 first quarter in comparison to the 2004 first quarter. The stronger Canadian dollar negatively impacted total revenue by $27.0 million. Excluding new and disposed facilities, revenue on a same-facility basis grew 6.8% and was impacted by a number of items which are discussed below.

U.S. operations revenue on a same-facility basis grew 16.0% in its functional currency. However, before prior year revenue adjustments this revenue grew 9.1%, primarily due to an 8.1% increase in average nursing home rates, and a 2.8% increase in nursing home resident occupancy, of which Medicare patient census improved by 12.0%.

Revenue from Canadian operations on a same-facility basis grew $4.5 million, or 3.8%. Of this, $2.2 million was due to prior year property tax funding adjustments, and the rest was primarily due to increased funding for resident care. With respect to the property tax funding adjustments, last year the 2004 first quarter results included a provision for an anticipated $1.8 million reduction in funding. This was then reversed in the second quarter of 2004. In addition, the 2005 first quarter results included a $0.4 million pick up in property tax funding as a result of finalization of the Ontario government’s funding formula for the 2004 calendar year.

EBITDA rose to $59.1 million in the 2005 first quarter from $51.0 million in the 2004 first quarter, and as a percent of revenue increased to 12.1% from 11.9%. This included a negative impact of the stronger Canadian dollar of $3.7 million. EBITDA on a same-facility basis, and excluding the prior year revenue and provider tax adjustments was $49.0 million compared to $50.5 million, and as a percent of revenue declined slightly to 11.5% from 12.1%. Excluding a $2.9 million negative impact of the stronger Canadian dollar, EBITDA at this level grew $1.4 million. EBITDA margins declined primarily due to increased drug and supply costs associated with a higher acuity mix of Medicare patients and an increase in provider taxes and employee benefit costs.

U.S. EBITDA on a same-facility basis grew 8.7% in its functional currency. However, before prior year revenue and provider tax adjustments, EBITDA grew 1.8%.

EBITDA from Canadian operations on a same-facility basis improved $2.9 million, of which $2.2 million was due to the prior year property tax funding adjustments.

Net interest costs for the 2005 first quarter were up $1.0 million from the 2004 first quarter. The 2004 first quarter results included non-recurring interest income associated with the settlement of the Greystone notes receivable of $1.3 million. The added interest costs associated with the ALC acquisition were offset by a decline in other debt, lower interest rates and the change in the foreign exchange rates.

Cash flow from operations was $15.0 million for the 2005 first quarter compared to $13.4 million in the 2004 first quarter. The improvement in earnings is not fully reflected in cash flow from operations for the 2005 first quarter because of the timing of settlement of the Pennsylvania Medicaid amounts.

Other Items

Subsequent to March 31, 2005, the Company has acquired under the terms of its normal course issuer bid, 135,800 Subordinate Voting and Multiple Voting shares at an average cost per share of $18.01.

At their meeting today the Directors declared quarterly dividends on Extendicare’s common shares and Class I Preferred Shares, payable on August 15, 2005, to shareholders of record on July 29, 2005. The dividends on the Subordinate Voting Shares are $0.05 per share, and are $0.025 per share on the Multiple Voting Shares. The dividends on the Class I, Series 3 Preferred Shares (EXE.PR.C) are $0.2475 per share. The dividends on the Class I, Series 2 (EXE.PR.B) and Series 4 (EXE.PR.D) Preferred Shares will be determined by applying $25.00 to one quarter of 71% and 72% of the average Canadian prime rate of interest, respectively, for the quarter ending March 31, 2005. In addition, the Directors declared the monthly dividend of $0.071 per share on Extendicare’s Class II Preferred Shares, Series 1 (EXE.PR.E), payable on June 15, 2005 to shareholders of record on May 31, 2005.

Extendicare is a major provider of long-term care and related services in North America. Through its subsidiaries, Extendicare operates 440 long-term care facilities in the United States and Canada, with capacity for over 34,400 residents. As well, through its operations in the United States, Extendicare offers medical specialty services such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada. The Company employs 37,600 people in North America.

In a separate news release issued today, Extendicare Inc. announced the 2005 first quarter financial results of its wholly owned U.S. subsidiary, Extendicare Health Services, Inc.

On May 6, 2005, at 10:00 a.m. (ET), Extendicare Inc. will hold a conference call to discuss its results for the first quarter. The call will be webcast live, and archived, in the investor information section of Extendicare’s website at www.extendicare.com. Alternatively, the call in number is 1-800-387-6216 or 416-405-9328. For those unable to listen to the call live, a taped rebroadcast will be available from two hours after completion of the live call until midnight on May 20, 2005. To access the rebroadcast, dial 1-800-408-3053 or 416-695-5800, conference ID number 3149815. Also, a supplemental information package containing historical annual and quarterly financial results and operating statistics on the Company can be found on the website under Investor Information/Investor Documents/Supplemental Information.

The attached statements reflect certain reclassifications to the prior period figures to conform to the 2005 presentation.

Non-GAAP Measures

EBITDA is a measure commonly used in the long-term care industry to evaluate performance, primarily by lenders and investors in notes, and is generally defined as earnings before interest, income taxes, depreciation and amortization. In this calculation, the Company has excluded the line items “valuation adjustment on interest rate caps” and “loss (gain)

from asset disposal, impairment and other items”. These line items are reported separately because they relate to the change in fair value of interest rate caps associated with the Company’s long-term debt, gains or losses on the disposal or impairment of assets, provisions for ceased operations, and the write-off of unamortized financing costs on early retirement of debt.

The Company has also reported separately a “prior year tax benefit” in the fourth quarter of 2004, as this related to the tax benefit on a loss that occurred in 1999 and does not relate to income earned in the current period.

In addition, the Company determines and reports the above line items on an after-tax basis as a means of deriving the remaining earnings from health care operations and related diluted earnings per share. The resulting term “health care operations before undernoted” is a measure commonly used by the Company and its investors as a means of assessing the performance of the core operations in comparison to prior periods.

Neither EBITDA nor “health care operations before undernoted” have a standardized meaning under Canadian GAAP, and they are not necessarily comparable to similar measures disclosed by other issuers. Accordingly, EBITDA and “health care operations before undernoted” are not intended to replace earnings (loss) from operations, net earnings (loss) for the period, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

Forward-looking Statements

Statements contained in this release other than statements of historical fact, including statements regarding anticipated financial performance, business strategy and management’s plans and objectives for future operations, are forward-looking statements. These forward-looking statements can be identified as such because the statements generally include words such as “expect”, “intend”, “anticipate”, “believe”, “estimate”, “plan” or “objective” or other similar expressions. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. In addition to the risks and uncertainties related to these statements, other risks and uncertainties are identified in Extendicare Inc.’s or Extendicare Health Services, Inc.’s filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company’s compliance with such regulations; changes in government funding levels for health care services; resident care litigation, including exposure for punitive damage claims and increased insurance costs, and other claims asserted against the Company; the successful integration of Assisted Living Concepts, Inc.; changes in foreign currency translation; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes. Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements. All forward-looking statements contained in this report are necessarily estimates reflecting the best judgement of the party making such statements based upon current information, and the Company assumes no obligation to update any forward-looking statement.

For further information, contact:

Extendicare Inc.
Christopher Barnes
Manager, Investor Relations
Phone: (905) 470-5483; Fax: (905) 470-4003
Email: cbarnes@extendicare.com
Visit Extendicare’s Website @ www.extendicare.com

EXTENDICARE INC.
Condensed Consolidated Earnings

	Three months ended
(thousands of Canadian dollars except per share amounts)	March 31
	2005	2004

Revenue
Nursing and assisted living centres
United States	351,274	295,795
Canada	91,804	88,294
Outpatient therapy – U.S.	3,345	3,512
Home health – Canada	30,759	31,441
Other	10,879	10,530

	488,061	429,572
Operating and administrative costs	422,201	374,460
Lease costs	6,714	4,132

EBITDA (1)	59,146	50,980

Depreciation and amortization	15,162	14,135
Interest, net	13,865	12,850
Valuation adjustment on interest rate caps	1,580	–
Loss (gain) from asset disposals, impairment and other items	(212)	(10,068)

Earnings before income taxes	28,751	34,063

Income taxes
Current	10,009	15,065
Future (benefit)	1,185	(6,889)

	11,194	8,176

Earnings from health care	17,557	25,887
Share of equity accounted earnings	606	2,452

Net earnings	18,163	28,339

Earnings per Subordinate Voting Share ($)
Basic	0.26	0.41
Diluted	0.26	0.40

Earnings per Multiple Voting Share ($)
Basic	0.24	0.41
Diluted	0.24	0.40

(1)	Refer to discussion on non-GAAP measures.

EXTENDICARE INC.
Condensed Consolidated Cash Flows

	Three months ended
(thousands of Canadian dollars)	March 31
	2005	2004

Cash provided by (used in) operations
Net earnings	18,163	28,339
Adjustments for:
Depreciation and amortization	15,162	14,135
Provision for self-insured liabilities	3,711	3,672
Payments for self-insured liabilities	(6,362)	(5,236)
Future income taxes	1,185	(6,889)
Valuation adjustment on interest rate caps	1,580	–
Loss (gain) from asset disposals, impairment and other items	(212)	(10,068)
Undistributed share of earnings from equity investments	(606)	(2,452)
Other	834	325

	33,455	21,826
Net change in operating working capital, excluding cash
Accounts receivable	(35,502)	2,122
Inventories, supplies and prepaid expenses	(7,080)	(5,434)
Accounts payable and accrued liabilities	21,941	(13,239)
Income taxes	2,194	8,105

	15,008	13,380

Cash provided by (used in) investment activities
Property and equipment	(16,110)	(16,437)
Acquisitions	(170,853)	(1,891)
Net cash proceeds from dispositions	–	18,526
Other assets	1,444	4,854

	(185,519)	5,052

Cash provided by (used in) financing activities
Issue of long-term debt	72,164	–
Repayment of long-term debt	(25,039)	(25,654)
Decrease in investments held for self-insured liabilities	8,477	5,712
Purchase of shares for cancellation	(34)	(1,184)
Financing costs	(154)	(41)
Other	4,765	2,903

	60,179	(18,264)

Foreign exchange gain on cash held in foreign currency	750	755

Increase (decrease) in cash and cash equivalents	(109,582)	923
Cash and cash equivalents at beginning of period	156,193	74,846

Cash and cash equivalents at end of period	46,611	75,769

EXTENDICARE INC.
Condensed Consolidated Balance Sheets

	March 31	December 31
(thousands of Canadian dollars)	2005	2004

Assets
Current assets
Cash and short-term investments	58,815	156,193
Accounts receivable	180,427	140,761
Income taxes recoverable	–	2,916
Future income taxes	20,769	19,296
Inventories, supplies and prepaid expenses	28,607	13,312

	288,618	332,478
Property and equipment	1,138,852	767,401
Goodwill and other intangible assets	89,906	89,683
Other assets	162,091	168,238

	1,679,467	1,357,800
Equity accounted investments	69,159	68,531

	1,748,626	1,426,331

Liabilities and Shareholders’ Equity
Current liabilities
Bank overdraft	12,204	–
Accounts payable	26,787	30,611
Accrued liabilities	233,164	184,235
Accrual for self-insured liabilities	23,587	30,050
Current maturities of long-term debt	11,203	7,251
Income taxes payable	1,009	–

	307,954	252,147
Accrual for self-insured liabilities	53,925	48,487
Long-term debt	850,270	613,651
Other long-term liabilities	43,360	34,879
Future income taxes	19,085	20,180

	1,274,594	969,344
Share capital and contributed surplus	314,778	312,707
Retained earnings	166,737	151,903
Foreign currency translation adjustment account	(7,483)	(7,623)

	1,748,626	1,426,331

Closing US/Cdn. dollar exchange rate	1.2096	1.2020

EXTENDICARE INC.
Financial and Operating Statistics

	Three months ended
(dollar amounts in Canadian dollars, unless otherwise noted)	March 31
	2005	2004

Revenue (millions)
United States	$363.3	$308.0
Canada	124.7	121.6

	$488.1 (1)	$429.6

EBITDA (millions)
United States	$49.2	$43.7
Canada	9.9	7.3

	$59.1	$51.0

Health Care Net Earnings (millions)
United States	$15.2	$13.2
Canada	2.3	12.7

	$17.6 (1)	$25.9

Components of Diluted Earnings (Loss) per Share (prior to Subordinate Voting Share preferential dividend)
Health care operations before undernoted and after preferred share dividends	$0.26	$0.21
Valuation adjustment on interest rate caps	(0.01)	–
Gain from asset disposals, impairment and other items	–	0.16
Share of equity accounted earnings	0.01	0.03

	$0.26	$0.40

Diluted earnings per share
Subordinate Voting Share	$0.26	$0.40
Multiple Voting Share	$0.24	$0.40

U.S. Nursing Centre Statistics
Percent of Revenue by Payor Source (same-facility basis)
Medicare	33.1%	33.1%
Private/other	14.6	17.5
Medicaid	52.3	49.4

Average Daily Census by Payor Source (same-facility basis)
Medicare	2,433	2,173
Private/other	2,018	2,110
Medicaid	8,500	8,314

	12,951	12,597

Average Revenue per Resident Day by Payor Source (excluding prior period settlement adjustments) (US dollars)
Medicare (Part A and B)	$370.68	$346.82
Private/other	196.61	192.77
Medicaid	144.87	134.37
Medicare Part A only	340.14	317.99

U.S. Average Occupancy (excluding managed facilities) (same-facility basis)
Nursing facilities	93.8%	91.4%
Assisted living facilities	84.4	86.5
Combined nursing and assisted living facilities	92.8	90.9

U.S. Average Occupancy (excluding managed facilities)
Nursing facilities	93.5%	91.3%
Assisted living facilities	88.5	86.7
Combined nursing and assisted living facilities	92.0	90.8

Canadian facilities average occupancy (same-facility basis)	97.3%	96.9%
Extendicare Inc. total average occupancy (same-facility basis)	94.3%	92.9%
Average US/Cdn. dollar exchange rate	1.2267	1.3180

(1) Does not add due to rounding.